Exhibit 2.1

AMENDMENT NO. 1 TO THE

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1, dated as of October 2, 2008 (this “Amendment”), by and among UST INC., a Delaware corporation (the “Company”), ALTRIA GROUP, INC., a Virginia corporation (“Parent”), and ARMCHAIR MERGER SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), is an amendment to that certain Agreement and Plan of Merger dated as of September 7, 2008 (as amended, the “Merger Agreement”) among the Company, Parent and Merger Sub.

W I T N E S S E T H

WHEREAS, Parent has been advised by its Lenders that it would be preferable to close the transactions contemplated by the Merger Agreement in 2009; and

WHEREAS, pursuant to Section 9.2 of the Merger Agreement, the parties desire to amend the Merger Agreement with respect thereto.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and based upon the mutual covenants contained herein, the Parties agree as follows:

SECTION 1.     Amendment to the Merger Agreement.

(i)        Section 1.2 (Closing) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Hunton & Williams LLP, 200 Park Avenue, New York, NY at 10:00 a.m. (Eastern Time) as promptly as practicable (but in no event later than the third (3rd) business day) following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), provided that (a) if any required pre-approval of any authority regulating the wine Business Unit has not been obtained at the time all conditions set forth in Article VII have been waived or fulfilled (other than those conditions that by their nature are to be satisfied at the Closing), then Parent by written notice to the Company may extend, from time to time, the Closing up to a date not beyond the four (4) month anniversary of the date of this Agreement), and (b) at its sole discretion, Parent by written notice to the Company may extend, from time to time, the Closing up to a date no later than January 7, 2009 (the “Closing Date”). For purposes of this Agreement, the term “business day” shall mean any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.”

(ii)        The first sentence of Section 8.6(g) (Effect of Termination and Abandonment) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“In the event that (i) this Agreement is terminated by Parent or (ii) the Merger has not been consummated by the End Date, except in either case under circumstances where the Board of Directors of Parent has determined in accordance with its good faith business judgment that Parent is permitted under this Agreement to terminate this Agreement or is not required to consummate the Merger prior to the End Date, then Parent shall promptly following receipt of written notice from the Company requesting such payment, pay the Company a non-refundable fee equal to $200,000,000 (the “Reverse Termination Fee”); provided however, if (a) all of the conditions to Closing set forth in Article VII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) on any day on or prior to December 31, 2008 such that the Closing could have occurred on that day and the Closing has not occurred on or before January 7, 2009; and (b) Parent has not exercised its right to extend the Closing Date beyond December 31, 2008 in accordance with Section 1.2(a), then the Reverse Termination Fee shall be $300,000,000. The Reverse Termination Fee shall be payable by wire transfer of same day funds to an account designated in writing to Parent by the Company.”

SECTION 2.    Reference to and Effect on the Merger Agreement

(i)        Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Merger Agreement.

(ii)        Except as amended hereby, the Merger Agreement is reconfirmed in all respects and remains in full force and effect.

SECTION 3.    Governing Law.    This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles that would cause the laws of another jurisdiction to apply).

SECTION 4.    Execution in Counterparts.    This Amendment may be executed (including by facsimile) in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

ALTRIA GROUP, INC.

By:	/s/ MICHAEL E. SZYMANCZYK
Name: Michael E. Szymanczyk
Title: Chairman and Chief Executive Officer

ARMCHAIR MERGER SUB, INC.

By:	/s/ HOWARD A. WILLARD III
Name: Howard A. Willard III
Title: President

UST INC.

By:	/s/ MURRAY S. KESSLER
Name: Murray S. Kessler
Title: Chairman and Chief Executive Officer

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